18 NOVEMBER 1999                                                       25/99
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                    REUTERS ACQUIRES TOWERGROUP -- A LEADING
                        FINANCIAL SERVICES RESEARCH FIRM


London -- Reuters, the global information and news group, has acquired 84% of TowerGroup, a leading research and advisory firm which delivers research and insight on the impact of Information Technology in the financial services industry. TowerGroup, which is based in Needham, Massachusetts, provides continuous advisory research services on these markets on a subscription basis as well as consultancy engagements. The purchase consideration is not material to Reuters.

This acquisition extends Reuters position in the growing global market for the provision of high quality research material. Reuters plans to make further acquisitions and investments in targeted vertical research information sectors in the US, Europe and Asia to develop a global research and advisory business.

Reuters will extend TowerGroup's market position by ensuring its content is available as a premium service through its multiple global distribution channels. TowerGroup's products will continue to be aggressively marketed in their current form through its own direct sales force.

TowerGroup will operate as an entity within Reuters Ventures, the division recently established to exploit new business opportunities. In line with Reuters editorial principles, TowerGroup will continue to maintain complete editorial independence, objectivity and impartiality.

Diogo Teixeira, the founder of TowerGroup, and TowerGroup employees will retain the remaining 16% of the share capital. Diogo Teixeira will continue to be actively involved in the future development of the business and remain as a director on the TowerGroup board.

ROB ROWLEY, Reuters finance director and head of the Ventures division, commented: "Reuters is now expanding into selected new high value areas in the information market. We plan to expand by acquisition in order to meet the demands of our corporate customers for a broader range of high value independent research information.

"Reuters represents an excellent international partner for these businesses because of its distribution capabilities, its international client base and its well established editorial standards."


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DIOGO TEIXEIRA, chairman and chief executive officer of TowerGroup, said:
"TowerGroup welcomes this opportunity to partner with Reuters. It will allow us to grow more quickly our research coverage and distribution into global markets and into portions of the financial services industry where we do not yet have products. In addition, the rapid pace of technological change in financial services, and the impact on the industry, mean that we have greater opportunities to serve our growing customer base than at any time in the past."

END

CONTACT:

TOWERGROUP
Sandra Kowalski                                       Tel: +781 292 5298
Corporate Communications
sandra.kowalski@towergroup.com

REUTERS
Brad Hanson
Director, Reuters Ventures                            Tel: 0171 542 7545
brad.hanson@reuters.com

Geoff Wicks                                           Tel: 0171 542 8666
Director, Corporate Relations
geoff.wicks@reuters.com

Peter V. Thomas                                       Tel: 0171 542 7457
Director, Media Relations
peter.v.thomas@reuters.com


NOTE TO EDITORS

TowerGroup
----------
TowerGroup delivers research and insight on the impact of information technology in the global financial services industry. Its research and advice is sought by clients to help them manage IT transformations successfully. Its clients are the largest, most influential, and most successful banks, securities and investments firms, insurance companies, software and hardware providers, and systems integrators. A significant number of its clients are professional services and consulting firms, including those most acknowledged as leaders in their respective fields.



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TowerGroup offers two services:

o The Comprehensive Advisory Service (CAS) is a subscription research service that delivers research with a complete view of the critical trends and issues financial services executives face as they make their information technology decisions. CAS clients are encouraged to take advantage of direct access to TowerGroup analysts, whether by telephone, through e-mail, or in face-to-face meetings for in-depth discussions on topics covered in Research Notes. CAS clients choose from six Advisory Service options:- Retail Banking, Securities & Investments, Consumer Credit, Insurance, Wholesale Banking and Benchmarking/Strategic IT Investments.

o TowerGroup Consulting Services offers a single-client engagement focused on producing a specific evaluation or recommendation. Typical consulting projects involve the following areas of strategic IT planning:- information assessment, market potential assessment, internet/e-commerce strategy, competitive market analysis, system evaluation and assessment, product positioning, industry practice analysis, merger and acquisition planning, process design, best practice reviews, system development lifecycle management, business process risk assessment, technology risk assessment, and software certification.


FOR MORE DETAILS SEE: WWW.TOWERGROUP.COM
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REUTERS supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. It reaches over 519,000 users in 57,720 locations and extensively uses internet technologies for wider distribution of information and news. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. Reuters provides news and information to over 225 Internet sites reaching an estimated 12 million viewers monthly. Reuters is the world's largest news and television agency with 1,946 journalists, photographers and camera operators in 183 bureaux serving 157 countries. News is published in 23 languages. Instinet, an international electronic agency stockbroker, is an independently managed subsidiary of Reuters. The Group employed 16,898 staff in 212 cities in 95 countries at 30 June 1999.

FOR MORE DETAILS SEE: WWW.REUTERS.COM/MEDIAPACK/
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Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.






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